As filed with the Securities and Exchange Commission on October 12, 2012.

Registration No. 333-184238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________________

AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
__________________________

BIOLINERX LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
__________________________

BioLineRx Ltd.
P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(972) (2) 548-9100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vcorp Services, LLC
25 Robert Pitt Drive, Suite 204
Monsey, New York 10952
(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Norman Kotler, Adv. General Counsel and Corporate Secretary BioLineRx Ltd. P.O. Box 45158 19 Hartum Street Jerusalem 91450, Israel (972) (2) 548-9100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this
Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

__________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

ii

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Registration Statement on Form F-1 (File No. 333-184238) filed by BioLineRx Ltd. on October 2, 2012, is being filed solely for the purpose of updating the Exhibit Index to remove Exhibit 4.32.  Accordingly, this Amendment consists solely of the facing page, this explanatory note, Part II of the Registration Statement, the Exhibit Index and the signature page.

iii

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association.  Our Articles of Association contain such a provision.  An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;

•
a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

•	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our Board of Directors and, in respect of our directors, by our shareholders.  Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims.  To date, no claims for liability have been filed under this policy.  In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’ directors and officers.  This indemnification is limited both in terms of amount and coverage.  In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.  Recent Sales of Unregistered Securities

Ordinary Shares

During the second half of 2007, we issued an aggregate of 1,024,555 ordinary shares.  Of such shares, 570,300 were issued to Dr. Laster, then our chief executive officer, after approval by our shareholders at a meeting held on July 23, 2007 and the remaining ordinary shares were issued pursuant to the exercise by our employees and consultants of outstanding options to purchase our ordinary shares.  The total aggregate consideration for such issuances was approximately NIS 18,600, or $4,528 (based on an exchange rate of $1.00 to NIS 4.1081, the average rate reported by the Bank of Israel for 2007).

During 2009, we issued an aggregate of 3,032,008 ordinary shares in connection with the exercise of warrants and stock options.  Total aggregate consideration received in consideration for these issuances was approximately NIS 123,000, or $31,277 (based on an exchange rate of $1.00 to NIS 3.9326, the average rate reported by the Bank of Israel for 2009).

During 2010, we issued an aggregate of 65,543 ordinary shares in connection with the exercise of stock options.  Total aggregate consideration received in consideration for these issuances was approximately NIS 26,000, or $6,971, (based on an exchange rate of $1.00 to NIS 3.73, the average rate reported by the Bank of Israel for 2010).

During 2011, we issued an aggregate of 44,481 ordinary shares in connection with the exercise of stock options.  Total aggregate consideration received in consideration for these issuances was approximately NIS 1,700, or $475, (based on an exchange rate of $1.00 to NIS 3.579, the average rate reported by the Bank of Israel for 2011).

During the period from January 1, 2012 through June 30, 2012, we issued an aggregate of 10,000 ordinary shares in connection with the exercise of stock options. Total aggregate consideration received in consideration for these issuances was approximately NIS 390 or $100 (based on an exchange rate of $1.00 to NIS 3.923 reported by the Bank of Israel for June 30, 2012).

No underwriters were involved in the foregoing sales of ordinary shares.  All of the securities referred to above were sold pursuant to an exemption from registration under Regulation S of the Securities Act relative to sales of securities outside of the United States and/or under Section 4(2) of the Securities Act as not involving a public offering, to the extent an exemption from such registration was required.

Public Offering of Ordinary Shares in Israel

Shelf registration

On May 3, 2009, we filed a shelf prospectus with the TASE and Israeli Securities Authority.  The shelf prospectus allowed us, for a period of two years, the possibility to issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, without being required to publish a full prospectus.  Following their issuance, such securities will be registered for trade on the TASE with no lock-up period.  As permitted under applicable Israeli law, our shelf prospectus did not contain a NIS or dollar limitation on the aggregate amount of the securities to be offered thereunder.  The shelf prospectus registered different classes of securities, including ordinary shares, up to three series of ordinary debentures, up to three series of debentures convertible into ordinary shares, up to three series of warrants exercisable into shares and up to three series of warrants exercisable into debentures.

Rights offering

On July 2, 2009, we issued 46,666,719 shares in a rights offering to our shareholders by means of a shelf offering report, published on June 10, 2009, under the shelf prospectus of May 3, 2009.  The per share price at the issuance was NIS 1.13 per share, or approximately $0.29 (based on the exchange rate reported by the Bank of Israel for that date).  The issuance was not underwritten, although Clal Finance Underwriting Ltd. provided marketing and distribution services in connection with the offering.  The offering received a 99% response rate.  The aggregate gross proceeds raised in the rights offering was approximately NIS 52.7 million, or approximately $13.7 million (based on the exchange rate reported by the Bank of Israel for that date).  The marketing and distribution services paid to Clal Finance Underwriting Ltd. in connection with this offering were approximately $140,000 (NIS 570,000) (based on the exchange rate reported by the Bank of Israel for that date).

Follow-On Offering in Israel

On December 29, 2009, we issued 11,293,419 of our ordinary shares, and Series 2 Warrants exercisable for 7,528,946 of our ordinary shares, in a follow-on public offering in Israel, or the Israeli Follow-On Offering, on the TASE.  The per share offering price of the Israeli Follow-On Offering was NIS 4.167, or approximately $1.10 (based on the exchange rate reported by the Bank of Israel for that date), and the ordinary shares were offered in units consisting of three ordinary shares and two Series 2 Warrants, which were offered for no further consideration.  The ordinary shares and the Series 2 Warrants are both listed for trading on the TASE and the Series 2 Warrants trade separately from the ordinary shares.  The exercise price of the Series 2 Warrants is NIS 6.08, or approximately $1.60 (based on the exchange rate reported by the Bank of Israel for that date). The Series 2 Warrants were originally scheduled to expire on December 29, 2011.  In November 2011, our shareholders rejected a proposal to extend the exercise period of our outstanding Series 2 warrants. Therefore, any unexercised Series 2 warrants expired on December 29, 2011.

The offering was not underwritten.  Clal Finance Underwriting Ltd. provided marketing and distribution services in connection with the offering as our agent.  The offering received a 207% response rate.  The aggregate gross proceeds raised were approximately NIS 47.1 million, or approximately $12.4 million (based on the exchange rate reported by the Bank of Israel for that date).  The fee paid to Clal Finance Underwriting Ltd., or Clal, for its marketing and distribution services was approximately NIS 1.2 million, or $310,395 (based on the exchange rate reported by the Bank of Israel for that date).  In addition, Clal is entitled to a commission equal to 1% of the total consideration we receive from exercises of Series 2 Warrants payable on a quarterly basis.

Private Placement of ADSs and Warrants

On February 22, 2012, we issued an aggregate of 5,244,301 of our ADSs for a purchase price of $2.86 per ADS.  Purchasers also received an aggregate of 2,622,157 five-year warrants to purchase ADSs at an exercise price of $3.57 per ADS. The offering was not underwritten.  Roth Capital Markets LLC provided marketing and distribution services in connection with the offering as our agent.

Lincoln Park Transaction

Following execution of the Purchase Agreement with Lincoln Park, we issued 98,598 ADS, which we refer to as the initial commitment ADSs.

Item 8.  Exhibits and Financial Statement Schedules

(a)           Exhibits

See Exhibit Index.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, the registrant is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)           Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9.  Undertakings

(a)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 8 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)
That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(6)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, State of Israel on this 12th day of October, 2012.

BIOLINERX LTD.

By:	/s/ Kinneret Savitsky
Kinneret Savitsky, Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Kinneret Savitsky	Chief Executive Officer (principal executive officer)	October 12, 2012
Kinneret Savitsky, Ph.D.
/s/ Philip Serlin	Chief Financial and Operating Officer (principal financial officer and principal accounting officer)	October 12, 2012
*	Chairman of the Board
Aharon Schwartz, Ph.D.
*	Director
Raphael Hofstein, Ph.D.
*	Director
Yakov Friedman

*	Director
Avraham Molcho, M.D.
*	Director
Nurit Benjamini
*	Director
Michael J. Anghel, Ph.D.
/s/ Isaac Muller	Authorized United States Representative	October 12, 2012
Vcorp Agent Services, Inc. Isaac Muller, President

* By:                      /s/ Philip Serlin

Philip Serlin
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1(4)	Articles of Association of the Registrant, as amended November 17, 2011.

2.2(2)
Deposit Agreement dated as of July 21, 2011 among BioLineRx, Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

2.3(2)	Form of American Depositary Receipt; the Form is Exhibit A of the Form of Depositary Agreement.

3.1(1)
Registration Rights Agreement by and among Star Group, Yehuda Zisapel, Jerusalem Development Authority, the Company, Teva Pharmaceutical Industries Ltd., the Pitango Group, the Giza Group, and Hadasit Medical Research Services and Development Ltd. dated January 25, 2007.

4.2(1)	Employment Agreement with Moshe Phillip, M.D., dated January 8, 2004.

4.3(1)	Employment Agreement with Kinneret Savitsky, Ph.D., dated October 13, 2004.

4.5(1)	Employment Agreement with Philip Serlin, dated May 24, 2009.

4.6†(1)	License Agreement entered into as of January 10, 2005, by and between BioLine Innovations Jerusalem L.P. and B.G. Negev Technologies and Applications Ltd.

4.7(1)	Assignment Agreement dated as of January 1, 2009 entered into by and between BioLine Innovations Jerusalem L.P. and BioLineRx Ltd.

4.8†(1)	Research and License Agreement entered into as of April 15, 2004 by and among BioLineRx Ltd., Bar Ilan Research and Development Company Ltd., and Ramot and Tel Aviv University.

4.9(1)
First Amendment, dated as of June 2004, of Research and License Agreement, dated April 15, 2004, by and among the Registrant, Ramot at Tel Aviv University Ltd. and Bar Ilan Research and Development Company Ltd.

4.10(1)	Amendment Agreement dated as of December 20, 2005 entered into by and between the Registrant, Bar Ilan Research and Development Company Ltd. and Ramot at Tel Aviv University Ltd.

4.11(1)	Amendment Agreement dated as of March 7, 2006, entered into by and between the Registrant, Bar Ilan Research and Development Company Ltd. and Ramot at Tel Aviv University Ltd.

4.12†(1)	Assignment Agreement dated as of July 2, 2006 entered into by and between BioLineRx Ltd., Bar Ilan Research and Development Company Ltd., and Ramot and Tel Aviv University.

4.13(1)	Incubator agreement with the Office of the Chief Scientist, January 2005.

4.14(1)	Bridge Loan Agreement with Pan Atlantic Investments Limited dated January 10, 2007.

4.15(1)	Early Development Program Agreement with Pan Atlantic Investments Limited, dated January 10, 2007.

4.16†(1)	License Agreement between Innovative Pharmaceutical Concepts, Inc. and BioLineRx Ltd. dated November 25, 2007.

4.17†(1)	Amended and Restated License and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. dated August 26, 2009.

4.18(1)	BioLineRx Ltd. 2003 Share Option Plan.

4.19(1)	Lease Agreement between Kaps-Pharma Ltd. and BioLine Innovations Jerusalem L.P., dated July 10, 2005, and Extension to Lease Agreement, dated December 4, 2008.

4.20(1)	Amendment to Employment Agreement with Kinneret Savitsky, Ph.D., dated January 2, 2004.

4.21(1)	Employment Agreement with Leah Klapper, Ph.D., dated January 27, 2005.

4.22(1)	Rights Reacquisition Agreement entered into on May 10, 2011 between Cypress Bioscience, Inc. and BioLineRx Ltd.

4.24†(1)	Amended and Restated License Agreement entered into on June 20, 2010 between Cypress Bioscience, Inc. and BioLineRx Ltd.

4.25†(1)	Payment Date Extension Amendment by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.26(1)
Amendment to the Amended and Restated license and Commercialization Agreement by and among Ikaria Development Subsidiary One LLC and BioLineRx Ltd. and BioLine Innovations Jerusalem L.P., dated April 21, 2010.

4.27(1)	Extension agreement dated January 2, 2011 to the Incubator Agreement with the Office of the Chief Scientist.

4.28(1)	Sponsored Research Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.29(1)	License Agreement entered into as of June 23, 2011 by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and BioLineRx Ltd.

4.30(4)	Employment Agreement with David Malek, dated August 8, 2011

4.31(3)	Form of Warrant to purchase American Depositary Shares

5.1	Opinion of Yigal Arnon & Co., Israeli counsel to the Registrant

10.1(3)	Form of Purchase Agreement between BioLineRx Ltd. and the Purchasers named therein, dated February 15, 2012

10.2(5)	Purchase Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

10.3(5)	Registration Rights Agreement between BioLineRx Ltd. and Lincoln Park, LLC, dated September 21, 2012

23.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant.

23.2	Consent of Opinion of Yigal Arnon and Co., Israeli counsel to the Registrant (included in Exhibit 5.1).

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.
(1)	Incorporated by reference to the Registrant’s Registration Statement on Form 20-F (No. 001-35223) filed on July 1, 2011.
(2)	Incorporated by reference to Exhibit 1 of the Registration Statement on Form F-6 (No. 333-175360) filed by the Bank of New York Mellon with respect to the Registrant’s American Depositary Receipts.
(3)	Incorporated by reference to the Registrant’s Form 6-K filed on February 15, 2012.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (No. 333-179792) filed on February 29, 2012.
(5)	Incorporated by reference to the Registrant’s Form 6-K filed on September 27, 2012.